Mail Stop 7010

January 26, 2006

via U.S. mail and facsimile

Michael E. DeDomenico, Chief Executive Officer
2800 S.E. Market Place
Stuart, FL 34997

	RE:	Nuco2 Inc.
		Form 10- K for the Fiscal Year Ended June 30, 2005
		Filed September 13, 2005
		File No. 0-27378

Dear Mr. DeDomenico:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended June 30, 2005


Critical Accounting Polices and Significant Estimates, page 34

Deferred Income Taxes, page 35
1. We note from your disclosure you concluded that the deferred tax asset will more likely than not be realized in the future. Please disclose the amount of future taxable income required for you to utilize your tax asset.

Balance Sheet, F-3
2. We note from your balance sheet as of June 30, 2005 that you present non-current deferred tax assets and liabilities of $39 million and $24 million respectively. However, paragraph 42 of SFAS
109 requires all non-current deferred tax liabilities and assets to be offset and presented as a single amount, which is consistent with your presentation in the first quarter 2006 Form 10-Q. Please tell us how you determined your presentation in your 2005 Form 10-K was appropriate and the authoritative literature supporting your accounting.

Revenue Recognition, page F-10
3. We note from your disclosure that you believe it is appropriate to record revenue for contract billings in excess of actual deliveries of CO2 at the contract anniversary date for customers under the budget plan. Please tell us the authoritative literature supporting this accounting.


*    *    *    *


      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot (202) 551-3738, or me at (202)
551-
3255 if you have questions regarding comments on the financial statements and related matters.



Sincerely,



								Nili Shah
								Accounting Branch Chief



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Mr. DeDomenico
Nuco2 Inc.
January 26, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE